April 30, 2010

US Securities and Exchange Commission
Division of Corporation Finance,
100 F Street NE,
Washington, D.C., 20549

Attention:	Kevin W. Vaughn Branch Chief

Re:	MortgageBrokers.com Holdings, Inc. Form 10-K for the Fiscal Year Ended December 31, 2008, Forms 10-Q for 2009 Your File No. 333-105778

Dear Mr. Vaughn,

MortgageBrokers.com Holdings, Inc. (“MBKR”, the “Company”, “our”, “we” or “us”) is in receipt of correspondence from the United States Securities and Exchange Commission (“SEC”) dated March 5, 2010.

The following provides our responses to the SEC’s questions and comments with the hopes of better clarifying and enhancing our disclosures as contained in our afore-mentioned 2008 Form 10-K and Forms 10-Q for 2009 in keeping with our discussions to-date.  Our responses have been organized numerically corresponding with the numbered questions and comments set-down in the SEC’s March 5, 2010 correspondence.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7.  Management’s Discussion and Analysis

1.  The following is provided to address the SEC’s questions in ordered bullets as originally put forward to the Company:

➢
A)  In our October 20, 2009 correspondence, under the subheading “Revenue Trend Analysis”, 4b), we disclose (underligned to stand out) that commission fees do not vary by geographical region.  In other words, under similar conditions and mortgage terms, the commission fee paid for a mortgage originated in the Canadian province of British Columbia would generally be the same for a similar mortgage originated in the province of Ontario.  We will also add to future descriptions on a go forward basis, to enhance our disclosure for readers to better understand that there is always some level revenue variability period over period based on consumer preferences, “The fee paid to a mortgage broker from a individual funded mortgage referral varies depending upon the following two factors: mortgage term and open versus closed term.  Mortgage terms typically vary from six months to 15 years, with the bulk of the term chosen in Canada being 5 years.  Typically, banks will pay brokers more for a longer term mortgage as the banks benefit from a longer duration of a mortgage on their books.  That being said, the fee paid to mortgage brokers will generally vary between 50 bps to 100 basis points (0.5 to 1%) of the mortgage amount.  Secondly, an open term means a customer can pay down or discharge the mortgage at any time without penalty.  These mortgages are considered a high risk of terminating because the customers are not obligated to hold their mortgages with the lending institution.  Open mortgage are rarely completed and generally do not yield a fee to the brokerage.”

260 Edgeley Blvd. Suite 11 • Concord, ON • L4K 3Y4
T 1.877.410.4848 • F 1.877.410.4845
www.mortgagebrokers.com

STOCK SYMBOL: MBKR.OB

B)  In our October 20, 2009 correspondence, under the subheading “Revenue Trend Analysis”, 1), we provided disclosure of the average commission fees earned, year over year, by the company from lenders for mortgage origination”, on a basis point format, in the summary table entitled “Revenue Organized by Revenue Stream (CDN $).  Out of this analysis, we can determine that, the annualized origination commission rate in 2009 for funded mortgages was 102.2 basis points (updated insert below from our recently filed 2009 Form 10K).  If you included revenue from broker fees and insurance (creditor insurance), on a total funded volume basis for 2009 of CAD $1.74 billion, the Company earned a gross revenue annualized commission fee of 110.3 basis points.

REVENUE ORGANIZED BY REVENUE STREAM (CDN $)

	YE 2006		YE 2007		YE 2008		YE 2009
	Revenue	Fee ($) / Volume ($)	Revenue	Fee ($) / Volume ($)	Revenue	Fee ($) / Volume ($)	Revenue	Fee ($) / Volume ($)
		(bps)		(bps)		(bps)		(bps)
Broker Fee Revenue	$158,487	3.9	$278,098	2.4	$713,814	4.8	$1,041,606	5.98
Origination Commission Revenue	$4,404,290	108.8	$10,611,556	89.8	$15,739,449	106.6	$17,799,242	102.2
Insurance Revenue	n/a		$128,050	1.1	$392,813	2.7	$372,774	2.14
Total Revenue	$4,562,777	112.7	$11,017,704	93.3	$16,846,076	114.1	$19,213,622	110.31
Funded Origination Volume	$404,805,308		$1,181,255,045		$1,476,237,926		$1,741,860,068

➢
As disclosed in our October 20, 2009 correspondence, under the subheading “Revenue Trend Analysis”, 4), the Company already proposed to disclose mortgage origination summarized by the three sales territories within which we operate in Canada.  These territories may include single or multiple provinces arranged by management based on relative market sizes and resources applied.  Below is a summary of the same but updated table incorporated into our recently filed Form 10K and the associated updated analyses (originally provided in our November 12, 2009 correspondence).  Please let us know if you have any additional questions regarding these disclosures.

“4.	The Table below summarizes mortgage origination by sales territory across Canada over the past four years and we provide the following comments:

Company Mortgage Origination summarized by Sales Territory (CDN $)

TERRITORY	YE 2006	YE 2007	YE 2008	YE 2009
Ontario	$248,985,153	$737,109,325	$1,023,862,909	$1,339,030,063
Alberta	$146,432,515	$362,226,815	$320,782,600	$286,235,237
Atlantic Canada	$9,387,640	$81,918,905	$131,592,418	$116,594,768
GRAND TOTAL	$404,805,308	$1,181,255,045	$1,476,237,927	$1,741,860,068

a.	77% of our volume in 2009 was originated from the Province of Ontario, 16% our volume in 2009 was originated from the Province of Alberta and 7% our volume in 2009 was originated from Atlantic Canada;

b.
Commission fees (as described in section 1 heretofore) do not vary by geographical region as our lenders are typically federally chartered and offer the same service in each territory.  There is no difference in per unit revenue on a basis point basis for origination from one sales territory to another, although the size of mortgages, in general, are greater in Alberta and Ontario than Atlantic Canada;

c.
The Company has experienced the greatest consistent growth in mortgage origination across Ontario.  Management believes that the downturn in mortgage origination volume in Alberta and Atlantic Canada in 2009 over 2008 was because these regions were most affected by a market downturn first in Canada related to the North American economic recession in 2008 and 2009.

d.	The Company is able to manage its regional sales management expenses roughly in proportion to the respective revenue distribution by territory.
“

To further enhance these disclosures on a go forward basis, we will additionally incorporate the number of mortgage originations in each of our sales territories as presented below, and as requested, however management feels that the presentation of funded origination by sales territory (above) would be more consistent with industry norms for presentation of such data:

THE NUMBER OF Company Mortgage Originations summarized by Sales Territory

TERRITORY	YE 2006	YE 2007	YE 2008	YE 2009
Ontario	1,509	3,423	4,501	6,412
Alberta	807	1,775	1,272	1,203
Atlantic Canada	88	978	1,079	946
GRAND TOTAL	2404	6,176	6,852	8,561

a)
75% of the number of mortgage originations in 2009 was originated from the Province of Ontario, 14% of the number of mortgage originations in 2009 was originated from the Province of Alberta and 11% of the number of mortgage originations in 2009 was originated from Atlantic Canada;

b)
The Company has experienced the greatest consistent growth in the number of mortgage originations across Ontario (42% growth in the number of mortgage originations in 2009 over 2008).  Management believes that the downturn in mortgage origination volume in Alberta and Atlantic Canada in 2009 over 2008 was because these regions were first and most affected by a market downturn in Canada related to the North American economic recession in 2008 and 2009.

➢
Presently, the Company does not have data base systems in place to be able to accurately disclose in tabular format the number of mortgage agents at the beginning of each period presented (at a point in time in the past) and the total agents lost through attrition in each period presented.  We will endeavour to establish or enhance our systems and processes so that this may be accurately presented in the future.

Generally, following the hiring of a mortgage agent or team of agents, there is a lag time of three to six months after hiring before any significant mortgage origination and associated revenue is measured at our Company.  This lag time is associated with winding down the origination pipeline under the mortgage agent’s former brand and re-establishing it with MortgageBrokers.com.

In the SEC’s request to have us prepare a tabular disclosure of revenue by lender category, could the SEC provide more clarity around what the SEC means by “commission expenses associated with each lender category”?”  The company splits the received lender paid commission fees with our mortgage agents on a consistent basis no mater what the lender category.  Generally, our mortgage agents earn at least 85% of the received mortgage origination commission fee (our larger originators may earn as much as 90% of the total commission).  Additionally, the Company does not incur additional or lesser operational expenses to do business with one lender category versus another.

Form 10-Q for the Fiscal Year ended September 30, 2009

2a.
The Note in the financial statements was made in error and incorrect.  This incorrect disclosure was detected in the fourth quarter of 2009 upon review of the SEC’s December 8, 2009 correspondence.  The company always had a policy in place.  This error in disclosure was corrected in our recently filed 2009 Form 10K financial statements.  Despite this error in disclosure, MortgageBrokers.com has always followed the correct policy under ASC 718-10.

2b)
The error associated with our employee stock-based compensation accounting policy was detected, following a routine annual audit of our auditors by the PCAOB in the fourth quarter of 2009.  It was corrected based upon a discussion between the PCAOB, our Auditors and management in the fourth quarter of 2009.  The financial statements contained within our 2009 Form 10K incorporated this policy correction and these changes for fiscal year 2008 were also corrected vis a vis the restatement of the prior year period.

Notes 11, 21 and 22 of our 2009 year end financial statements disclosed in our recently filed 2009 Form 10K describe the new policy treatment, restatement effects of this matter and the employee cancellations of issued and accrued stock-based compensation.

If you have any further questions regarding these matters, please do not hesitate to contact the undersigned.

Yours truly,
MORTGAGEBROKERS.COM HOLDINGS, INC.

Alex Haditaghi,
Chief Executive Officer